                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                        XM Satellite Radio Holdings Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   983759-10-1
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                                 (CUSIP Number)

                            John D. Hardy, Jr., Esq.
                              O'Melveny & Myers LLP
                              400 South Hope Street
                          Los Angeles, California 90071
                                 (213) 430-6000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 10, 2001
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             (Date of Event which Requires Filing of This Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                               Page 1 of 7 Pages
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CUSIP NO. 983759-10-1              Schedule 13D                Page 2 of 7 Pages

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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      American Honda Motor Co., Inc. ("American Honda")
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                               (a)  [ ]
                                               (b)  [X]
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3     SEC USE ONLY

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4     SOURCE OF FUNDS

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)
                                        Item 2(d)   [ ]
                                        Item 2(e)   [ ]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      California

                     -----------------------------------------------------------
                     7     SOLE VOTING POWER

                           2,634,091
     NUMBER OF       -----------------------------------------------------------
      SHARES
                     8     SHARED VOTING POWER

    BENEFICIALLY           0

      OWNED BY       -----------------------------------------------------------
        EACH         9     SOLE DISPOSITIVE POWER

                           2,634,091
     REPORTING       -----------------------------------------------------------
      PERSON         10    SHARED DISPOSITIVE POWER

       WITH                0


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CUSIP NO. 983759-10-1              Schedule 13D                Page 3 of 7 Pages

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,634,091

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.4%

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14    TYPE OF REPORTING PERSON

      CO
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CUSIP NO. 983759-10-1              Schedule 13D                Page 4 of 7 Pages

              This Amendment No. 2 to Schedule 13D amends, supplements, and, where indicated, restates the statement on Schedule 13D relating to the Class A Common Stock of the Issuer filed by American Honda with the Securities and Exchange Commission on August 22, 2000, as amended on April 9, 2001 (the "Initial Schedule 13D"). Capitalized terms used in this Amendment No. 2 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D.

              This Amendment No. 2 is being made to reflect that, on December 10, 2001, the Issuer sold 11,500,000 shares of its Class A Common Stock in a public offering at a price of $11.25 per share, resulting in a change in the number of shares of Class A Common Stock beneficially owned by American Honda and certain other beneficial owners of the Class A Common Stock, and in connection with which American Honda entered into a lock-up agreement and a consent and waiver relating to the Issuer's capital stock. Except as otherwise set forth herein, this Amendment No. 2 does not modify any of the information previously reported by American Honda in the Initial Schedule 13D.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

              The first four paragraphs of Item 5 are hereby amended and restated in their entirety as follows:

              By virtue of the Amended and Restated Shareholders Agreement described in the response to Item 6, American Honda may be deemed to be a part of a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) that is composed of the following entities: (1) General Motors Corporation ("General Motors"); (2) DIRECTV Enterprises, Inc. ("DIRECTV"); (3) Clear Channel Investments, Inc. ("Clear Channel"); (4) Telcom-XM Investors, L.L.C. ("Telcom"); (5) Madison Dearborn Capital Partners III, L.P. ("M-D Capital Partners"), Madison Dearborn Special Equity III, L.P. ("M-D Special Equity"), and Special Advisors Fund I, L.L.C. ("Special Advisors," and, together with M-D Capital Partners and M-D Special Equity, "Madison Dearborn"); (6) Baron Asset Fund, Baron iOpportunity Fund and Baron Capital Asset Fund (collectively, "Baron"); (7) Columbia XM Radio Partners, LLC ("Columbia XM Radio"), Columbia Capital Equity Partners III (QP), L.P. ("Columbia Capital Equity") and Columbia XM Satellite Partners III, LLC ("Columbia XM Satellite," and, together with Columbia XM Radio and Columbia Capital Equity, "Columbia"); (8) AEA XM Investors I LLC and AEA XM Investors II LLC (collectively, "AEA"); (9) American Honda;
(10) Rare Medium Group, Inc. ("Rare Medium"); and (11) Hughes Electronic Corporation ("Hughes"). American Honda expressly disclaims beneficial ownership of the shares of Class A Common Stock held by the other members of the group, and the filing of this statement on Schedule 13D by American Honda shall not be construed as an admission by American Honda that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the shares of Class A Common Stock held by the other members of the group.

              Based solely upon information provided to American Honda by the Issuer (the "Available Data"), American Honda believes that, as of December 10, 2001, (a) the members of the group beneficially owned the number of shares of Class A Common Stock set forth in the table below, constituting in each case that percentage of the Class A Common Stock outstanding


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CUSIP NO. 983759-10-1              Schedule 13D                Page 5 of 7 Pages

on such date set forth in the table, and (b) the Series C Preferred Stock was convertible into Class A Common Stock at the conversion price of $21.17 per share. The Issuer's Series A Convertible Preferred Stock, par value $.01 per share (the "Series A Convertible Preferred Stock"), is convertible into Class A Common Stock on a one-for-one basis.

          Name of Beneficial Owner          Number of Shares       Percentage
          ------------------------          ----------------       ----------
          GENERAL MOTORS                        5,553,252             6.9%
          DIRECTV                               1,053,636             1.4%
          CLEAR CHANNEL                         8,329,877            10.1%
          TELCOM                                2,581,211             3.3%
          MADISON DEARBORN                      2,634,090             3.4%
          BARON                                 1,843,864             2.4%
          COLUMBIA                              1,053,636             1.4%
          AEA                                   3,160,910             4.1%
          AMERICAN HONDA                        2,634,091             3.4%
          RARE MEDIUM                           5,000,000             6.3%
          HUGHES                                  718,184             1.0%

American Honda has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of, the Class A Common Stock to which this statement on Schedule 13D relates. Based solely upon information provided to American Honda by the Issuer, American Honda believes that it ceased to beneficially own more than five percent of the Class A Common Stock on or about March 1, 2001.

              Except for transactions reported on Schedule 13D, neither American Honda, Honda Motor, nor, to the knowledge of American Honda, any of the beneficial owners listed above (the "Reporting Persons") has engaged in any other transactions in the Class A Common Stock within the past 60 days or beneficially owns any shares of the Issuer's capital stock.

              To the best knowledge of American Honda, none of American Honda's, Honda Motor's, nor any of the Reporting Person's executive officers or directors has effected any transactions in the Class A Common Stock within the past 60 days or beneficially owns any shares of the Issuer's capital stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

              Item 6 is hereby amended to add the following:

              The following summary descriptions are qualified in their entirety by reference to the full text of the agreements, which are incorporated herein by reference and are filed as Exhibits 4 and 5 hereto, respectively.

              American Honda entered into a lock-up agreement dated December 7, 2001, pursuant to which American Honda agreed, subject to certain limited exceptions, not to effect


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CUSIP NO. 983759-10-1              Schedule 13D                Page 6 of 7 Pages

any transfer or disposition of the Class A Common Stock, or any securities convertible into, or exercisable or exchangeable for, shares of Class A Common Stock, or enter into any arrangement that transfers any of the economic consequences of ownership of Class A Common Stock to another, until March 5, 2002. In addition, American Honda agreed not to make any demand for the registration of any shares of Class A Common Stock, or any securities convertible into, or exercisable or exchangeable for, such shares, until March 5, 2002.

              American Honda entered into a consent and waiver dated December 7, 2001, pursuant to which American Honda (i) consented to the public offering by the Issuer of 11,500,000 shares of the Class A Common Stock at a price of $11.25 per share pursuant to a Prospectus Supplement dated December 5, 2001 and (ii) waived its piggyback registration rights under the Amended and Restated Registration Rights Agreement.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

              Item 7 is hereby amended to add the following:

              Exhibit 4 Lock-up agreement, dated December 7, 2001, by American Honda.

              Exhibit 5 Consent and waiver, dated December 7, 2001, by American Honda.


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CUSIP NO. 983759-10-1              Schedule 13D                Page 7 of 7 Pages

                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2002

                                        AMERICAN HONDA MOTOR CO., INC.


                                        By:  /s/  S. Sakamoto
                                           -------------------------------------

                                        Name: S. Sakamoto

                                        Title: Treasurer

                                  EXHIBIT INDEX


Exhibit No.            Description
-----------            -----------
    4                  Lock-up agreement, dated December 7, 2001, by American Honda.

    5                  Consent and waiver, dated December 7, 2001, by American Honda.